

July 10, 2013

Via E-mail
Christopher L. Winfrey
Executive Vice President and
Chief Financial Officer
Charter Communications, Inc.
400 Atlantic Street, 10th Floor
Stamford, CT 06901

> **Re: Charter Communications, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **File No. 001-33664**

Dear Mr. Winfrey:

We have reviewed your response letter and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results
of Operations, page 33

Credit Facilities – Restrictive Covenants

CCO Holdings Credit Facility, page 50

Charter Operating Credit Facilities, page 51

1. We note your response to comment 1. Please revise your proposed disclosures to present your actual consolidated first lien leverage ratio for the Charter Operating Credit Facilities.

Note 2. Summary of Significant Accounting Policies, page F-7

Segments, page F-11

2. We note your response to comment 4. Please provide us additional information about all of the "certain operating metrics", such as "CPE" and plant maintenance, that management, in particular the CODM, relies on to assess performance and allocate resources. Describe for us what these non-financial business and operational data represent, at what level of detail does the CODM review them (e.g. KMA or lower), and how the CODM uses them to assess performance and allocate resources.

3. We remind the company that in providing analysis in the results of operations section of the MD&A, the company may find it helpful to include a discussion of key variables and operational data that management is utilizing in managing the business. These variables and operational data may be non-financial in nature or may represent industry specific metrics. As these key variables and metrics give readers a view of the company through the eyes of management and how the company manages the business, they would be material to investors, and therefore required. Please refer to SEC Release No. 34-48960 (FR-72), "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" at www.sec.gov/rules/interp/33-8350.htm.

Note 5. Franchises, Goodwill and Other Intangible Assets, page F-12

4. We note your response to comment 5. We believe that pursuant ASC 350-30-35 it is not appropriate to aggregate the cable franchise rights into one unit of accounting and test your franchise assets for impairment at the enterprise wide level. We note that the "units of accounting have historically represented geographical clustering or [y]our cable systems into groups by which such systems were managed." Please tell us what your results would have been in fiscal year 2012 if geographical clustering would have been used as the units of accounting when testing cable franchise rights for impairment.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director